UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT

Of the Kingdom of Sweden

Date of end of last fiscal year: December 31, 2010

Securities registered as of December 31, 2010

	Amounts as to Which
	Registration is	Names of Exchanges
Title of Issue	Effective	on Which Registered
Kingdom of Sweden 11 1/8 % Bonds with warrants Due 2015	$600,000,000	New York Stock Exchange

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Charlotte Rydin

General Counsel

RIKSGÄLDSKONTORET

SE-103 74 STOCKHOLM

Sweden

The information set forth below is to be furnished:

1. In respect of each issue of securities of the registrant registered, a brief statement as to:

(a) The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

There have been no such modifications.

(b) The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

There has been no such law, decree or administrative action.

(c) The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

There has been no such failure.

2. A statement as of the close of the last fiscal year of the registrant giving the total outstanding of:

(a) Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency it should not be included under this paragraph (a), but under paragraph (b) of this item).

The total principal amount of direct internal funded debt of the registrant outstanding as of December 31, 2010 was Swedish kronor (SEK) 802,291 million. (1)

In addition, there were outstanding various internal loans, in a total amount of SEK 1,233,965 million guaranteed by the registrant as to principal and interest.

(1) Such debt does not include debt of State-owned companies, public enterprises or local authorities.

(b) External funded debt of the registrant. (Total to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)(1)

The total principal amount of direct external funded debt of the registrant outstanding as of December 31, 2010 was as follows: (in thousands)

U.S. dollars (USD)	11,174,667
Australian dollars (AUD)	200,000
Euro (EUR)	7,060,101
Pounds sterling (GBP)	167,182

In addition, there were outstanding various external loans, which are guaranteed by the registrant as to principal and interest. The total principal amount of these contingent liabilities outstanding as of December 31, 2010 was as follows: (in thousands)

External Debt Guaranteed by the Kingdom of Sweden

U.S. dollars (USD)	10,216,752
Euro (EUR)	16,003,216
Danish kroner (DKK)	44,000
Pounds sterling (GBP)	240,727
Japanese yen (JPY)	36,100,000
Norwegian kroner (NOK)	5,000,000
Swiss franc (CHF)	1,182,000
Hong Kong dollar (HKD)	250,000
Special Drawing Rights and Unit of Accounts (SDR, UA)	645,390

(1) Such debt does not include debt of State-owned companies, public enterprises or local authorities.

3. A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

Internal funded debt as of December 31, 2010

(Payable in Swedish kronor)

Title and Interest Rate	Date of Issue		Year of final maturity	Principal amount outstanding
				(thousands of SEK)
Treasury Bonds:
5.25% of 2000	08-Nov	2000	2011	46, 858, 235
5.5% of 2002	13-Mar	2002	2012	63,724, 040
Index linked 1% bonds of 2005	27-Sep	2005	2012	31,194,419
6.75% of 1997	05-May	1997	2014	80,750,085
Index linked zero coupon bonds of 1994 (1)	01-Apr	1994	2014	5,010,501
Index linked 3,5% bonds of 1999 (1)	01-Dec	1999	2015	58,045,417
4.5% of 2004	06-Sep	2004	2015	60,490,115
3% of 2005	19-Sep	2005	2016	43,988,900
3.75% of 2006	15-Sep	2006	2017	50,025,775
Index linked 0.5% bonds of 2010	23-Sep	2010	2017	17,490,460
4.25 of 2007	21-Nov	2007	2019	82,703,120
Index linked 4% bonds of 1995 (1)	01-Dec	1995	2020	46,057,819
5% of 2004	28-Jan	2004	2020	87,877,280
Index linked 3.5% bonds of 1997 (1)	01-Dec	1997	2028	3,742
Index linked 3.5% bonds of 1999 (1)	01-Dec	1999	2028	52,992,735
3.50% of 2009	30-Mar	2009	2039	40,250,450
Assigned bonds 2005-2006			2011	250,000
Assigned bonds 2005-2006			2015	77,560
Total Treasury Bonds				767,790,653

Lottery Bonds:(2)
2.0% of 2006	07-Jul	2006	2011	3,600,000
2.3% of 2008	27-Jun	2008	2011	3,800,000
0.80% if 2009	15-May	2009	2012	3,600,000
2.4% of 2007	06-Jul	2007	2012	3,400,000
1.0% of 2010	02-Dec	2010	2014	6,600,000
1.6% of 2008	17-Nov	2008	2013	3,600,000
1.6% of 2009	25-Nov	2009	2015	5,400,000
1.6% of 2010	19-Apr	2010	2016	4,500,000
Total Lottery Bonds				34,500,000
Total Internal Funded Debt				802,290,653

(1)          At time of issue paid in discounted amount.

(2)          Lottery bonds do not bear interest; bonds are selected by lot (two or three times a year) to receive prizes. The interest rates indicated are the aggregate amount of prizes paid annually as a percentage of the nominal value of the bond. The principal amount of all bonds is paid at maturity.

Internal Debt Guaranteed by the Kingdom of Sweden as of December 31, 2010

(Payable in Swedish kronor)

Principal Amount Outstanding
(thousands of SEK)
Standing Guarantees Issued by Riksgäldskontoret (the Swedish National Debt Office):
Svenska Skeppshypotekskassan (Swedish Ships’ Mortgage Bank)	350,000
AB Svensk Exportkredit (Swedish Export Credit Corporation)	600,000
Statens Bostadsfinansiering AB (The National Swedish Housing Finance Corporation)	2,000,000
Others	55,000
Total	3,005,000
Other Guarantees Issued by Riksgäldskontoret:
Deposit Insurance	947,645,691
Bank Guarantee Programme	52,375,443
Pension guarantees	8,439,951
Öresundsbro Konsortiet (bridge and tunnel construction)	12,831,862
Research and development	284,198
Others	28,396
Total	1,021,605,541
Guarantees of the State Acting Through the Following State Agencies other than Riksgäldskontoret:
Exportkreditnämnden (The Export Credit Guarantee Board)	201,448,000
Bostadskreditnämnden (The National Housing Credit Guarantee Board)	2,366,480
Sida (Swedish International Development Agency)	4,294,000
Others	1,246,000
Total	209,354,480

Total Internal Guaranteed Debt	1,233,965,021

External Funded Debt as of December 31, 2010

(Payable in Foreign Currencies)

Title and Interest Rate	Date of Issue		Year of Final Maturity	Principal Amount Outstanding	Equivalent in Swedish kronor(1)
				(in thousands)
US Dollars				USD
4.5% Bonds of 2006	07-Feb	2006	2011	1,700,000
0.5% Bonds of 2010	21-Apr	2010	2011	1,400,000
1.75% Bonds of 2009	17-Jun	2009	2011	2,000,000
1.875% Bonds of 2009	15-Jan	2009	2012	2,000,000
1.875% Bonds of 2009	20-Oct	2009	2012	1,000,000
0.625% Bonds of 2010	07-Dec	2010	2012	2,000,000
1.750% Bonds of 2010	07-Apr	2010	2013	1,000,000
11.125% Bonds of 1985	12-Jun	1985	2015	67,081
10.25% Bonds of 1985	01-Nov	1985	2015	7,586
Total				11,174,667	83,059,890

Pounds Sterling				GBP
11% Bonds of 1984	17-Oct	1984	2012	87,000
9.75% Bonds of 1985	20-Nov	1985	2014	80,182
Total				167,182	1,815,074

Euro(2)				EUR
1.5% Bonds of 2009	08-Sep	2009	2011	3,000,000
3.125% Bonds of 2009	7-May	2009	2014	4,000,000
9.405% Bonds of 1996 (ESP)	09-Apr	1996	2026	60,101
Total				7,060,101	73,998,274

Australian Dollar				AUD
5.75% Bonds of 2005	03-Mar	2005	2015	200,000
Total				200,000	1,121,529

Sum public debt					159,994,767
Non public funded debt					2,897,891

Total External Funded Debt					162,892,658
Total of External Short Term Floating Debt					54,524,864
Liquidity management instruments					0
Unrealised currency gains/loss (3)					-19,431,861
Currency and FX swaps					72,097,573
Total debt denominated in foreign currency					270,083,234

(1)          The valuation in Swedish kronor of foreign currency loans has been made at the exchange rates in effect on the date of issue.

(2)          Original currency of issuance within parentheses.

(3)          According to exchange rates per December 31, 2010.

External Debt Guaranteed by the Kingdom of Sweden as of December 31, 2010

(Payable in foreign currencies)

		Principal Amount Outstanding	Equivalent in Swedish kronor(1)
		(thousands)
Guarantees Issued by Riksgäldskontoret (the Swedish National Debt Office):
Nordiska Investeringsbanken (Nordic Investment Bank)	EUR	704,135	6,338,623
Sweden House in St. Petersburg, Russia	USD	6,361	43,278
Research and development	GBP	81,147	856,102
Research and development	USD	123,289	838,735
Öresundsbro Konsortiet (bridge and tunnel construction)	GBP	124,580	1,314,319
Öresundsbro Konsortiet (bridge and tunnel construction)	USD	375,000	2,551,125
Öresundsbro Konsortiet (bridge and tunnel construction)	EUR	206,832	1,861,899
Öresundsbro Konsortiet (bridge and tunnel construction)	JPY	10,700,000	892,915
Öresundsbro Konsortiet (bridge and tunnel construction)	DKK	44,000	53,130
Öresundsbro Konsortiet (bridge and tunnel construction)	NOK	5,000,000	5,760,000
Bank Guarantee Programme	CHF	1,130,000	8,176,115
Bank Guarantee Programme	EUR	6,755,000	60,808,510
Bank Guarantee Programme	GBP	35,000	369,250
Bank Guarantee Programme	HKD	250,000	218,750
Bank Guarantee Programme	JPY	25,400,000	2,119,630
Bank Guarantee Programme	USD	7,684,900	52,280,375
Total			144,482,756
Guarantees Issued by the Government:
International Bank for Reconstruction and Development (IBRD)	USD	1,696,187	11,539,160
Multilateral Investment Guarantee Agency (MIGA)	USD	16,208	110,265
European Bank for Reconstruction and Development (EBRD)	EUR	336,300	3,027,373
European Investment Bank (EIB)	EUR	6,564,715	59,095,562
Council of Europe Development Bank (CEB)	EUR	74,315	668,980
Nordiska Investeringsbanken (Nordic Investment Bank)	EUR	1,361,919	12,259,996
Inter-American Development Bank (IDB)	USD	314,807	2,141,632
Asian Development Bank (AsDB)	SDR	343,100	3,594,350
African Development Bank (AfDB)	SDR	302,290	3,166,820
Total			95,604,138
Guarantees of the State Acting Through the Following State Agency other than Riksgäldskontoret:
Affärsverket Statens Järnvägar (Swedish State Railways)	CHF	52,000	376,246

Total External Guaranteed Debt			240,463,140

RECAPITULATION OF GUARANTEED DEBT:
Total Internal Guaranteed Debt			1,233,965,021
Total External Guaranteed Debt (SEK equivalent) (1)			240,463,140
Total Guaranteed Debt			1,474,428,161

(1)          Translation of amounts in foreign currencies to Swedish kronor has been made at exchange rates in effect as of December 31, 2010 as follows: 6.803 Swedish kronor per U.S. dollar, 10.55 Swedish kronor per British pound, 0.08345 Swedish kronor per Japanese yen, 9.002 Swedish kronor per E.U. euro, 1.2075 Swedish kronor per Danish krona, 1.152 Swedish kronor per Norwegian krona, 7.2355 Swedish kronor per Swiss Franc, 0.875 Swedish kronor per Hong Kong dollar and 10.4761 Swedish kronor per Special Drawings Rights.

4. a) As to each issue of securities of the registrant which is registered, there should be furnished a break-down of the total amount outstanding, as shown in Item 3, into the following:

(1) Total amount held by or for the account of the registrant.

The following have been repurchased by the issuer and cancelled and are no longer outstanding (as of December 31, 2010):

11 1/8 % Bonds with warrants of 6/12/1985, due 2015	$532,919,000

(2) Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate needs to be furnished only if it is practicable to do so.

Not practicable.

(3) Total amount otherwise outstanding.

As of December 31, 2010:

11 1/8 % Bonds with warrants of 6/12/1985, due 2015	$67,081,000

(b) If a substantial amount is set forth in answer to paragraph (a) (1) above, describe briefly the method employed by the registrant to reacquire such securities.

Securities bought in the market.

5. A statement as of the close of the last fiscal year of the registrant giving the estimated total of:

a) Internal floating indebtedness of the registrant.

(Total to be stated in the currency of the registrant).

Internal Floating Debt as of December 31, 2010

(Payable in Swedish Kronor)

Principal amount outstanding
(thousands of SEK)
Treasury Bills	84,744,000
Swaps in SEK	-130,342,239
Foreign Exchange forwards in SEK	51,605,826
Liquidity management instruments	45,022,690
National Debt Savings	28,063,813
Total Internal Floating Debt	79,094,090

RECAPITULATION OF INTERNAL DEBT:
Total Funded Debt	802,290,653
Total Floating Debt	79,094,090
Total Internal Debt	881,384,743

b) External floating indebtedness of the registrant.
    (Total to be stated in the respective currencies in which payable).

External Floating Debt as of December 31, 2010

Title and Interest Rate	Principal Amount Outstanding	Equivalent in Swedish kronor(1)
	(thousands)
EUR
Eurocommercial Paper Program of 1988 (2)
Total EUR		4,815,352
Total USD		46,873,182
Total GBP		2,836,330
Total External Floating Debt		54,524,864

(1)          The valuation in Swedish kronor of foreign currency loans has been made at the exchange rates in effect on the date of issue.

(2)          In addition to U.S. dollars, Swiss francs, Japanese yen and Pound sterling, the notes may also be issued in Euro, Australian dollars, Canadian dollars and Danish kroner with a maximum maturity of 365 days. The interest on the notes is variable and a function of market conditions at the time of issuance.

RECAPITULATION OF EXTERNAL DEBT:
Total External Funded Debt (1)	215,558,370
Total External Floating Debt	54,524,864
Total External Debt	270,083,234

(1)        This amount reflects the sum of external funded debt, liquidity management instruments, currency and FX swaps and unrealised currency gains/losses.

6. Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

Central Government Revenues and Expenditures(1)

Fiscal Year 2010
(millions of SEK)
Revenues (on a cash flow basis)
Taxes:
Taxes on income, capital gains and profits (2)	38,500
Statutory social security fees	306,700
Taxes on property	20,500
Value added tax	293,300
Petrol tax (3)	—
Tobacco tax	10,700
Alcoholic beverage tax	12,200
Tax on energy consumption	67,700
Taxes on road traffic	16,400
Other taxes	-52 000
Total taxes	714,000
Non-tax revenues
Operating surpluses (4)	6,000
Interest received by the Government	6,800
Other non-tax revenues (5)	29,000
Total non-tax revenues	41,800

Capital revenues	200
Loan repayment	1,700
Computed revenues (6)	8,900
Contributions from the European Union	13,000
Total other revenues	23,800
Total Revenues	779,600

Expenditures
The Swedish political system	11,657
Economy and fiscal administration	12,144
Tax administration and collection	9,385
Justice	35,486
Foreign policy administration and international co-operation	1,998
Total defence	45,665
International development assistance	26,669
Immigrants and refugees	7,092
Health care, medical care, social services	56,015
Financial security in the event of illness and disability	99,933
Financial security in old age	41,473
Financial security for families and children	70,177
Financial security in the event of unemployment	5,192
Labour market and working life	68,556
Study support	22,580
Education and university research	53,234
Culture, the media, religious organisations and leisure	11,338

Planning, housing supply and construction	1,559
Regional balance and development	3,179
General environment and conservation	5,161
Energy	2,704
Communications	39,784
Agriculture and forestry, fisheries etc.	17,447
Business sector	8,501
General grant to municipalities	75,691
Interest on Central Government Debt. etc.	23,361
Contribution to the European Community	30,407
Total expenditures (all areas of expenditure)	786,389
Budget deficit	6,789
Transactions outside closed accounts	0
Net lending by Riksgäldskontoret	-9,200
Adjustment to cash basis (7)	3,400
Transfer from the National Pension Fund (8)	0
Net borrowing requirement (9)	1,100

(1)	No receipts/revenues are pledged or otherwise specifically allocated to any issue registered.
(2)		2010
	Net personal income taxes	-87,000
	Corporate income taxes	119,100
	Other income taxes	6,400
(3)	From 1995/96 Petrol tax is included in tax on energy consumption.
(4)	Primarily net surplus of public enterprises, other agencies and the Riksbank and income from lotteries, etc.
(5)	Primarily revenues from real estate investments, dividends on state-owned shares, administrative fees and revenues from sales.
(6)

Primarily cash payments by public utilities to the Government representing depreciation on capital funds invested in them by the state and revenues and expenditures for Government pensions. Expenditures for Government pensions can be in excess of revenues and therefore the remainder of this revenue heading can be in excess of revenues and can show a deficit.

(7)	Excluding Transfer from National Pension Fund.
(8)	The old-age pension reform has taken on a partially new role as of 1999. The funding responsibility for disability and survivor pensions has been transferred to the Central Government budget.
(9)	As of 1997, the Net borrowing requirement is identical to the Central Government budget balance. A negative Net borrowing requirement is equivalent to a budget balance surplus.

7. (a) If any foreign exchange control, not previously reported, has been established by the registrant (or if the registrant is other than a national government, by its national government), briefly describe the effect of any such action not previously reported.

None.

(b) If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

Virtually all exchange control regulations were abolished on July 1, 1989. Foreign exchange control may, in accordance with the treaties of the European Union, only be reintroduced under certain extraordinary circumstances such as if Sweden is involved in a war.

8. Brief statements as of a date reasonably close to the date of the filing of this report, (indicating such date) in respect of the note issue and gold reserves of the central bank of issue of the registrant, and of any further gold stocks held by the registrant.

(In millions of SEK)
Aug 23, 2011
Notes and coins (excluding bank holdings)	98,765
Gold reserves of Sveriges Riksbank	38,399

9. Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. The statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such will suffice.

FOREIGN TRADE BY COMMODITY GROUP

	Year ended December 31, 2010
	millions of SEK	%
Exports (f.o.b.)
Food Products, Beverage and Tobacco	53,573	5
Wood Products	26,018	2
Pulp	19,512	2
Paper and Board	77,555	7
Petroleum Products	79,878	7
Coal and other Fuels	5,878	1
Iron and Steel	57,081	5
Iron Ore	18,433	2
Non-Ferrous Metals	25,507	2
Other Minerals	10,344	1
Other Raw Materials	2,573	0
Manufactured Metal	32,427	3
Machinery and Equipment	331,452	29
Motor Vehicles and Spare Parts	115,946	10
Ships	3,248	0
Chemicals and Plastics	137,805	12
Clothes, Shoes and Leather	14,308	1
Other Manufactured Products	118,710	10
Other Products	5,537	0
Total Exports	1,135,784	100

	Year ended December 31, 2010
	millions of SEK	%
Imports (c.i.f.) by commodity group
Food Products, Beverage and Tobacco	94,199	9
Wood Products	6,981	1
Pulp	3,743	0
Paper and Board	14,509	1
Petroleum Products	54,672	5
Crude Oil	74,928	7
Coal and other Fuels	14,656	1
Iron and Steel	43,313	4
Non-Ferrous Metals	22,162	2
Other Minerals	15,638	1
Other Raw Materials	8,802	1
Manufactured Metal	28,447	3
Machinery and Equipment	287,152	27
Motor Vehicles and Spare Parts	109,998	10
Ships	1,964	0
Chemicals and Plastics	120,119	11
Clothes, Shoes and Leather	36,442	3
Other Manufactured Products	128,488	12
Other Products	593	0
Total Imports	1,066,806	100

GEOGRAPHIC DISTRIBUTION OF FOREIGN TRADE

	Year ended December 31, 2010
	millions of SEK	%
Exports (f.o.b.) by country of consignment

European Union (EU15)
United Kingdom	83,993	7
Germany	113,191	10
Denmark	74,278	7
Finland	70,262	6
Other EU15 countries (1)	243,066	21
Total EU15	584,790	51

European Free Trade Association (EFTA)
Norway	113,202	10
Other EFTA countries (2)	11,787	1
Total EFTA	124,988	11

Central and Eastern Europe (3)	67,425	6
Russia	20,840	2
United States	83,327	7
Japan	14,311	1
State trading countries in Asia and America (4)	35,756	3
OPEC countries (5)	31,928	3
Other countries	172,418	15

Total Exports	1,135,784	100

(1) France, Netherlands, Belgium, Luxembourg, Italy, Ireland, Greece, Spain, Portugal, Austria

(2) Switzerland, Liechtenstein, Iceland

(3) Albania, Bosnia and Herzegovina, Bulgaria, Estonia, Croatia, Latvia, Lithuania, Former Yugoslav Republic of Macedonia, Poland, Romania, Slovakia, Slovenia, Czech Republic, Hungary, Kosovo, Serbia, Montenegro

(4) China, North Korea, Cuba, Mongolia

(5) Algeria, United Arab Emirates, Indonesia (until 2008), Iraq, Iran, Kuwait, Libyan Arab Jamahiriya, Nigeria, Qatar, Saudi Arabia, Venezuela, Angola (from 2007), Ecuador (from 2007)

	Year ended December 31, 2010
	millions of SEK	%
Imports (c.i.f.) by country of consignment

European Union (EU15)
United Kingdom	60,441	6
Germany	193,940	18
Denmark	88,267	8
Finland	56,518	5
Other EU15 countries (1)	237,047	22
Total EU15	636,213	60

European Free Trade Association (EFTA)
Norway	96,354	9
Other EFTA countries (2)	9,778	1
Total EFTA	106,133	10

Central and Eastern Europe(3)	87,501	8
Russia	50,756	5
United States	34,006	3
Japan	15,021	1
State trading countries in Asia and America (4)	43,265	4
OPEC countries (5)	7,786	1
Other countries	86,125	8

Total Imports	1,066,806	100

(1) France, Netherlands, Belgium, Luxembourg, Italy, Ireland, Greece, Spain, Portugal, Austria

(2) Switzerland, Liechtenstein, Iceland

(3) Albania, Bosnia and Herzegovina, Bulgaria, Estonia, Croatia, Latvia, Lithuania, Former Yugoslav Republic of Macedonia, Poland, Romania, Slovakia, Slovenia, Czech Republic, Hungary, Kosovo, Serbia, Montenegro

(4) China, North Korea, Cuba, Mongolia

(5) Algeria, United Arab Emirates, Indonesia (until 2008), Iraq, Iran, Kuwait, Libyan Arab Jamahiriya, Nigeria, Qatar, Saudi Arabia, Venezuela, Angola (from 2007), Ecuador (from 2007)

10. The balances of international payments of the registrant for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations”. (These statements need to be furnished only if the registrant has published balances of international payments).

Balance of Payments

December 31, 2010
(billions of SEK)
Current account	209.1
Trade in goods (f.o.b.-f.o.b.)	82.8
Net trade of goods	68.8
Correction items	14
Services	126.4
Transportation	14.6
Travel	-16.7
Other services	116.4
Compensation of employees	-2
Investment income	58.9
Direct investment	70.3
Portfolio investment excl.fin derivatives	-16.1
Income on equity	41
Income on debt (interest)	-57.1
Other investment	4.6
Current transfers	-44.8
Contributions etc. to/from the EU	-18
Development assistance grants	-10
Other current transfers	-16.9
Capital account	-3.6
Contributions etc. to/from EU, investments	1.2
Development assistance grants, investment	-4.5
Other	-0.4
Financial account	-306.6
Direct investment	-178.7
Abroad	-216.7
Equity capital	-49
Loans etc.	-9.3
Reinvested earnings	-158.4
In Sweden	38
Equity capital	-12.4
Loans etc.	-33.3
Reinvested earnings	83.6
Portfolio investment excl. fin derivatives	142.4
Assets (change in Swedish investment abroad)	-134.3
Equity securities	-53.8
Debt securities	-80.5
Liabilities (change in foreign investment in Sw.)	276.7
Equity securities	36.7
Debt securities	240
Financial derivatives	27.8
Other investment	-300.1
Assets (change in Swedish investment abroad)	-216.8
Loans	-193.2
Trade credits & other	-23.6
Liabilities (change in foreign investment in Sw.)	-83.3
Loans	-92.3
Trade credits & other	8.9
Reserve assets	2.1
Net errors and omissions	101.1

This annual report comprises:

a) Pages numbered 1 to 20 consecutively.

b) The following exhibits:

Exhibit a) None

Exhibit b) None

Exhibit c) 2010 and 2011 Budget Statements

This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions Thereof.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Stockholm, Sweden, on the 5th day of September, 2011.

Kingdom of Sweden
Acting through Riksgäldskontoret

By:	/s/ Thomas Olofsson
Thomas Olofsson
Director and Head of Funding

By:	/s/ Charlotte Rydin
Charlotte Rydin
General Counsel